Exhibit 99.1

ING posts 2Q2025 net result of €1,675 million, with strong growth in lending volumes and fee income 2Q2025 profit before tax of €2,369 million with a CET1 ratio of 13.3% • Well on track to reach our targets, one year into our 'Growing the difference' strategy • Continued strong increase in mobile primary customers of over 300,000 to 14.9 million • Resilient total income, supported by higher customer balances, with particularly strong growth of our mortgage portfolio • Further growth in fee income in both Retail and Wholesale Banking, up 12% year - on - year • ING will pay an interim cash dividend of €0.35 per ordinary share CEO statement “During the second quarter of 2025, we have continued to successfully execute our strategy, which we set out one year ago, by accelerating growth, increasing impact and delivering value,” said Steven van Rijswijk, CEO of ING. “The quarter started with heightened market volatility, as well as macroeconomic and geopolitical uncertainty, which still continue to this day. In that context, we are pleased that our customer base has shown significant growth and that our volumes have increased as we further diversified our income streams, with fees now making up almost 20% of our total income. We are well on track to reach our financial targets for 2027. “We have seen continued commercial momentum, with significant core lending growth, continued strong deposit gathering and a double - digit increase in fee income. Commercial NII declined year - on - year due to margin pressure and currency fluctuations, leaving total income stable. “In Retail Banking, we have gained over 300,000 mobile primary customers during the quarter, and 1.1 million, or 8% growth, year - on - year, with Germany, Spain, Italy, and Romania leading this growth. Net core lending growth has reached a quarterly record of €11.3 billion, including €7.2 billion in mortgages, mainly in the Netherlands, Australia and Germany, and €3.2 billion in Business Banking, driven by higher loan demand from our SME clients. We have attracted €8.9 billion in net customer deposits, partly from seasonal holiday allowances, and achieved a 12% increase year - on - year in retail fee income, primarily from higher investment activity. "In Wholesale Banking, net core lending growth was €4.1 billion, driven by strong momentum in Working Capital Solutions and in short - term trade - related financing. Demand for long - term corporate loans has remained subdued due to economic uncertainty, which impacted total income. Fee income has risen 12% year - on - year, driven by Lending, Global Capital Markets and Payments & Cash Management. “Costs have developed as expected, increasing moderately year - on - year. Prudent expense management remains a priority and the impact of inflation and investments was partly offset by efficiency measures. As part of this, we are making ongoing improvements to our KYC processes and we have announced the restructuring of our Wholesale Banking workforce, while continuing to invest in our commercial and product capabilities in both Retail and Wholesale Banking. "Risk costs were below our through - the - cycle average, reflecting the quality of our loan portfolio. Our CET1 ratio was 13.3%, including the impact of the share buyback programme, which was announced in May 2025 and is well underway. Our 4 - quarter rolling average return on equity came out at 12.7%. “We continue to find ways to support our customers on their journeys to net zero. We have increased our sustainable volume mobilised to €67.8 billion for the first half of 2025, a 19% increase compared to the first half of 2024. In the Netherlands, we have introduced a new mortgage pricing model tied to energy labels that offers lower interest rates when eligible customers improve the energy label for their homes. “We are pleased with our results during a volatile first half of 2025 . Although macroeconomic conditions remain challenging we are confident that our strategy sets us on course to become the best European bank and deliver on our targets . I want to thank our customers and clients for their continued trust in us and our employees for their continued dedication . ” Press release ING Corporate Communications Amsterdam, 31 July 2025 Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 31 July 2025 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com

Business Highlights

Net core lending growth	Profit before tax	CET1 ratio
€15.4 bln	**€2,369 mln**	**13.3%**
in 2Q2025	-8% vs 2Q2024	-0.3% vs 1Q2025
Net core deposits growth	**Fee income**	**Return on equity (4-qtr rolling avg)**
€6.2 bln	**€1,122 mln**	**12.7%**
in 2Q2025	+12% vs 2Q2024	-0.1% vs 1Q2025

Superior value for customers

NPS score Retail Banking:

Ranked #1 in 5 of 10 retail markets

Mobile primary customers[1]:

+309,000 in 2Q2025

We have grown our primary customer base—primary customers with a mobile interaction through our app or website—by 309,000 to a total of 14.9 million, putting us firmly on track to keep growing in line with our target of one million mobile primary customers per year. We retained the number one NPS score in 5 out of 10 retail markets, confirming our customers' satisfaction with our services.

In line with our ambition to do more business with more customers, we have launched several propositions for GenZ. In Spain, we launched a dedicated START account to support customers aged between 14 and 17 in starting their financial journeys with a tailor-made experience in the existing ING App. In Türkiye, we have launched our first GenZ investment fund which aims at increasing financial awareness among this customer group.

We continue to protect and safeguard our customers by developing anti-fraud solutions and scaling these across our markets. In Spain and Belgium, we have introduced the "Check the call" function, which allows our customers to check whether a caller is in fact an ING employee or an impersonator. Following its introduction in the Netherlands, this function is now being used approximately 2,800 times a week and we've seen a 43% decrease in impersonation fraud cases.

In the Netherlands, we have also launched a Fraud Case Tracker, available in OneApp, which enables customers who have been a victim of fraud to check the status of their open fraud case and provides transparency on the progress of their case. Furthermore, in Spain we are helping customers whose accounts have been blocked due to suspected fraud to restore their access faster by using a video call function to confirm their identity.

The number of customers with investment accounts continues to grow. We attracted over 400,000 new active investment product customers year-on-year, with particularly strong growth in Germany, the Netherlands, Spain and Poland. As of June 2025, a total of 4.9 million customers had an investment account with us, with assets under management and e-brokerage totalling €254 billion.

Sustainability

Volume mobilised[2]:

€67.8 bln in 1H2025

vs €56.9 bln in 1H2024

Sustainability deals supported by ING:

400 in 1H2025

vs 367 in 1H2024

We continue to support clients in their sustainability transitions, with the volume of sustainable finance mobilised rising 19% compared to the first half of last year to €67.8 billion.

As we grow our mortgage book, we also find ways to support and incentivise our customers to make their homes more sustainable. In Retail Banking in the Netherlands, we have launched a new mortgage pricing model which applies to all energy labels. Eligible customers benefit from an automatic interest rate reduction upon improving their home's energy label. We offer rate incentives for energy-efficient homes across five additional retail markets.

In Wholesale Banking, ING has participated in the €6.3 billion project financing of two offshore wind farms in Poland, Baltyk 2 and Baltyk 3, as part of a syndicate of banks including the EIB. Furthermore, we were awarded 'World's Best Wholesale/Transaction Bank for Sustainable Finance' by The Digital Banker.

Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not sustainable. See how we're progressing at ing.com/climate.

[1] Includes private individuals only
[2] See our Annual Report for definition

ING Press Release 2Q2025 2

Consolidated Results

Consolidated results								
	2Q2025	2Q2024	Change	1Q2025	Change	6M2025	6M2024	Change
Profit or loss (in € million)								
Commercial net interest income[1]	3,772	3,917	-3.7%	3,794	-0.6%	7,566	7,814	-3.2%
Other net interest income	-236	-87		-172		-407	-159	
Net interest income	3,536	3,830	-7.7%	3,622	-2.4%	7,159	7,655	-6.5%
Net fee and commission income	1,122	999	12.3%	1,094	2.6%	2,216	1,998	10.9%
Investment income	21	16	31.3%	27	-22.2%	48	24	100.0%
Other income	1,023	871	17.5%	893	14.6%	1,917	1,623	18.1%
Total income	**5,702**	**5,716**	**-0.2%**	**5,637**	**1.2%**	**11,339**	**11,300**	**0.3%**
Expenses excl. regulatory costs	2,956	2,760	7.1%	2,839	4.1%	5,795	5,434	6.6%
Regulatory costs[2]	78	88	-11.4%	361	-78.4%	439	446	-1.6%
Operating expenses	**3,034**	**2,848**	**6.5%**	**3,200**	**-5.2%**	**6,234**	**5,880**	**6.0%**
Gross result	**2,668**	**2,868**	**-7.0%**	**2,437**	**9.5%**	**5,105**	**5,420**	**-5.8%**
Addition to loan loss provisions	299	300	-0.3%	313	-4.5%	612	559	9.5%
Result before tax	**2,369**	**2,568**	**-7.7%**	**2,124**	**11.5%**	**4,493**	**4,861**	**-7.6%**
Taxation	633	731	-13.4%	604	4.8%	1,237	1,385	-10.7%
Non-controlling interests	62	57	8.8%	65	-4.6%	127	118	7.6%
Net result[3]	**1,675**	**1,780**	**-5.9%**	**1,455**	**15.1%**	**3,130**	**3,358**	**-6.8%**
Commercial growth								
Net core lending growth (in € billion)[4]	15.4	7.8		6.8		22.2	12.0	
Net core deposits growth (in € billion)[4]	6.2	14.7		22.6		28.8	28.2	
Profitability and efficiency								
Net interest margin[5]	1.31%	1.48%		1.36%		1.33%	1.49%	
Commercial net interest margin[6]	2.23%	2.42%		2.26%		2.24%	2.42%	
Cost/income ratio	53.2%	49.8%		56.8%		55.0%	52.0%	
Risk costs in bps of average customer lending	17	18		18		18	17	
Net result per share (in euros)	0.56	0.54	3.7%	0.47	19.1%	1.03	1.02	1.0%
Return on equity based on IFRS-EU equity[7]	13.9%	14.5%		12.0%		13.0%	13.7%	
ING Group common equity Tier 1 ratio	13.3%	14.0%		13.6%		13.3%	14.0%	
Risk-weighted assets (end of period, in € billion)	335.8	330.9	1.5%	337.2	-0.4%	335.8	330.9	1.5%

[1] Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with total NII, see page 16.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and resolution funds.
[3] Net result reflects the net result attributable to shareholders of the parent.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.
[5] Net interest margin reflects annualised total NII as a percentage of average assets.
[6] Commercial net interest margin reflects annualised commercial NII as a percentage of average customer lending excluding Financial Markets and Treasury.
[7] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.

Total income

Total income in 2Q2025 was strong at €5,702 million, marking a 1.2% increase quarter-on-quarter and remaining stable compared with 2Q2024. Revenues were supported by continued growth in customer balances and fee income, as well as strong Treasury results and higher income related to our stake in Van Lanschot Kempen. This was partly offset by margin compression.

We achieved another quarter of strong commercial momentum, particularly within our Retail Banking business. Net core lending growth in Retail Banking was substantial at €11.3 billion, driven primarily by sustained growth in our residential mortgage portfolio across most of our markets, as well as an increase in the business lending portfolio, notably in Belgium, the Netherlands, and Poland. Wholesale Banking also contributed €4.1 billion in net core lending growth, largely attributable to Working Capital Solutions and short-term trade-related financing. The demand for corporate loans remained subdued, as investment decisions by clients were postponed amid ongoing geopolitical and macroeconomic uncertainty.

Net core deposits growth totalled €6.2 billion in 2Q2025, entirely driven by Retail Banking. The Netherlands, Italy, Spain, and Belgium were the main contributors, supported in part by the seasonal impact of holiday allowance payments. Wholesale Banking continued to attract deposits through successful initiatives in Payments & Cash Management and Money Markets. However, this was more than offset by lower short-term client balances in our cash pooling business, leading to a net decline of €2.7 billion in core deposits.

Commercial net interest income (NII) was broadly stable quarter-on-quarter at €3,772 million. The impact of lower ECB deposit facility rates and a stronger euro (resulting in a €-37 million FX impact) was partly offset by the repricing of customer deposits and strong volume growth. Year-on-year, commercial NII declined 3.7% due to lower lending and liability margins and FX impacts (€-27 million), partially offset by higher volumes.

Our commercial net interest margin stood at 2.23% in 2Q2025, showing a slight decline sequentially. The average lending margin remained steady at 1.25%, while the average liability margin decreased by three basis points to 0.98%, mainly due to the full-quarter impact of the temporary bonus rates offered in Germany during the successful promotional savings campaign that ran in the first quarter.

Other NII declined both year-on-year and sequentially, including a larger impact from accounting asymmetry in Financial Markets and Treasury. Moreover, other NII in 2Q2024 had included €31 million in one-off items.

ING Press Release 2Q2025 3

Consolidated Results

Net interest income (in € million) and commercial net interest margin (in %)



2.42%
2.38%
2.26%
2.26%
2.23%
3,830
3,689
3,680
3,622
3,536
1,779
1,794
1,630
1,685
1,659
2,138
2,103
2,119
2,109
2,113
2Q2024
3Q2024
4Q2024
1Q2025
2Q2025
Lending NII excluding Polish moratorium
Liability NII
Other NII
Commercial NIM

Operating expenses (in € million)



2,848
2,904
3,337
3,200
3,034
88
41
88
24
347
109
361
4
78
116
2,719
2,792
2,881
2,835
2,841
2Q2024
3Q2024
4Q2024
1Q2025
2Q2025
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Net fee and commission income increased 12% year-on-year, both in Retail Banking and in Wholesale Banking, in line with our strategy to diversify income. In Retail Banking, this was supported by a significant increase in investment product fees, driven by growth in the number of investment accounts and higher customer trading activity. Daily banking fees also rose, reflecting an increase in the number of primary customers and updated pricing for payment packages. The increase in fee income in Wholesale Banking was led by higher fees from Lending, Global Capital Markets, and Payments & Cash Management. Sequentially, total net fee and commission income rose 2.6% compared to the strong first quarter, with Retail Banking benefiting from higher daily banking fees and Wholesale Banking seeing a strong uplift in Lending fees due to increased deal flow. These increases were partially offset by a decline in investment product fees after market volatility had peaked.

Investment income in the second quarter of 2025 amounted to €21 million and included a €12 million cash dividend from our stake in Van Lanschot Kempen (in March 2025, ING had increased its equity stake in Van Lanschot Kempen to 9.9% by acquiring an additional 7.2%). The previous quarter had included a €39 million interim dividend from our stake in the Bank of Beijing.

Other income rose 17% year-on-year and 15% sequentially. This reflects strong results for Treasury and higher income from Corporate Investments, while Financial Markets posted higher income year-on-year, as we continued supporting our clients in turbulent times. Other income in 2Q2025 included a positive revaluation of the derivative for the forward purchase of a stake in Van Lanschot Kempen. The further stake increase in Van Lanschot Kempen was subject to regulatory approval. As of 24 July 2025, ING holds a 20.3% stake in Van Lanschot Kempen, after having received regulatory approval.

Operating expenses

Total operating expenses were €3,034 million, including €78 million of regulatory costs and €116 million of incidental cost items.

Excluding regulatory costs and incidental items, expenses amounted to €2,841 million, up 4.5% year-on-year. The increase was mainly attributable to wage inflation and investments in business growth, including initiatives to further enhance the digital customer experience and the scalability of our systems within Wholesale Banking. Expenses in 2Q2024 had included a VAT refund in Corporate Line.

Sequentially, expenses excluding regulatory costs and incidental items were nearly flat, as higher staff expenses were offset by operational efficiencies, mainly driven by the optimisation of KYC activities and improved client interaction in contact centres. The quarter-on-quarter comparison also includes favourable currency translation effects, with the stronger euro reducing expenses denominated in foreign currencies.

Regulatory costs totalled €78 million in 2Q2025, down 11% year-on-year due to lower contributions to deposit guarantee schemes. Sequentially, regulatory costs declined, as ING is required to recognise certain annual charges in full in the first quarter of the year.

Incidental expense items in 2Q2025 amounted to €116 million, primarily related to restructuring provisions. This included a provision of €85 million for a restructuring of the workforce in Wholesale Banking, resulting in approximately 230 redundancies. In 2Q2024, incidental expenses had been €41 million, also largely restructuring-related. In 1Q2025, incidental expenses were €4 million, reflecting hyperinflation accounting impacts on expenses in Türkiye under IAS 29.

Addition to loan loss provisions

Net additions to loan loss provisions totalled €299 million in 2Q2025. This corresponds to 17 basis points of average customer lending, remaining below our through-the-cycle average of around 20 basis points.

Total net additions to Stage 3 provisions in 2Q2025 amounted to €221 million, which is broadly stable quarter-on-quarter. Stage 3 risk costs this quarter primarily stemmed from collective Stage 3 provisioning across various retail markets, while individual Stage 3 risk costs declined.

Addition to loan loss provisions (in € million)



300
336
299
313
299
451
453
311
98
215
78
221
-151
-117
-11
2Q2024
3Q2024
4Q2024
1Q2025
2Q2025
Stage 3
Stage 1 & 2

ING Press Release 2Q2025 4

Consolidated Results

Total Stage 1 and 2 risk costs were €78 million, including a €33 million addition to reflect a deterioration in macroeconomic forecasts.

Risk costs for Retail Banking amounted to €210 million (17 basis points of average customer lending), mainly from business and consumer lending, while mortgage-related risk costs remained low. Wholesale Banking recorded €89 million in risk costs (19 basis points), a notable improvement from 1Q2025, reflecting a limited inflow of newly defaulted files.

Net result

The net result in 2Q2025 was €1,675 million compared with €1,780 million in 2Q2024 and €1,455 million in the previous quarter. The effective tax rate was 26.7% in 2Q2025 and was positively impacted by a tax refund related to prior years. This compares to an effective tax rate of 28.5% in 2Q2024 and 28.4% in 1Q2025.

Our strong performance translated into a return on equity of 13.9%. On a four-quarter rolling average basis, our return on equity came out at 12.7%. ING's return on equity is calculated using average IFRS-EU shareholders' equity, excluding 'reserved profit not included in CET1 capital', which amounted to €1,565 million at the end of 2Q2025. This reflects 50% of the resilient net profit for the first half of 2025, which has been reserved for distribution in line with our policy.

Return on equity ING Group (in %)



14.0%
13.8%
13.0%
12.8%
12.7%
14.5%
15.3%
9.4%
12.0%
13.9%
2Q2024
3Q2024
4Q2024
1Q2025
2Q2025
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

Resilient net profit is defined as net profit adjusted for significant items that are not related to the normal course of business. As no such items were recorded, resilient net profit equalled net profit in 1H2025.

Dividend

In line with our distribution policy, an interim dividend over 1H2025 of €0.35 per ordinary share (stable compared with 1H2024) will be paid in cash on 11 August 2025. This represents approximately one third of the resilient net profit for 1H2025.

2025 outlook[1)]

Based on current assumptions and scenarios, total income in 2025 is expected to end at roughly the same level as it was in 2024. This will be supported by volume growth and an increase in fee income, which we now expect to be at the higher end of our previously indicated 5-10% range. Total operating expenses (including incidental items recorded in the first half of 2025) are projected to end at the lower end of the €12.5-€12.7 billion range. We foresee a CET1 ratio by year-end 2025 of between 12.8-13.0%. And we increase the outlook for our return on equity for full year 2025 from >12.0% to ~12.5%.

This outlook excludes the impact of the previously announced intended sale of ING's business in Russia to Global Development JSC, where we expect a negative P&L impact of around €0.8 billion post tax. It also excludes potential other incidental items and/or one-offs.

[1)] The targets, outlook and trends discussed in this 2025 Outlook section are forward-looking statements that are based on management's current expectations and are subject to change, including as a result of the factors described under the section entitled 'Important Legal Information' in this document. ING assumes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information or for any other reason.

ING Press Release 2Q2025 5

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	30 Jun. 25	31 Mar. 25	31 Dec. 24		30 Jun. 25	31 Mar. 25	31 Dec. 24
Assets				Liabilities			
Cash and balances with central banks	75,565	94,098	70,353	Deposits from banks	20,891	21,158	16,723
Loans and advances to banks	50,080	36,414	21,770	Customer deposits	738,079	733,706	691,661
Financial assets at fair value through profit or loss	152,486	150,296	137,580	- current accounts / overnight deposits	232,203	228,062	227,827
- trading assets	64,744	67,275	72,897	- savings accounts	379,403	373,983	354,560
- non-trading derivatives	2,075	1,810	2,463	- time deposits	120,143	128,508	107,695
- designated as at fair value through profit or loss	3,951	5,266	5,740	- other customer deposits	6,329	3,153	1,579
- mandatorily at fair value through profit or loss	81,715	75,944	56,481	Financial liabilities at fair value through profit or loss	93,524	88,318	86,900
Financial assets at fair value through OCI	49,846	47,405	46,389	- trading liabilities	26,387	25,933	35,255
- equity securities fair value through OCI	2,753	2,591	2,562	- non-trading derivatives	2,499	1,594	2,101
- debt securities fair value through OCI	45,618	43,307	42,219	- designated as at fair value through profit or loss	64,637	60,792	49,543
- loans and advances fair value through OCI	1,475	1,507	1,608	Other liabilities	16,538	14,606	13,707
Securities at amortised cost	53,805	53,668	50,273	Debt securities in issue	151,016	151,228	142,367
Loans and advances to customers	688,893	682,640	680,233	Subordinated loans	16,566	17,092	17,878
- customer lending	694,664	688,481	686,066	**Total liabilities**	**1,036,614**	**1,026,109**	969,236
- provision for loan losses	-5,771	-5,841	-5,833				
Investments in associates and joint ventures	1,536	1,663	1,679	Equity			
Property and equipment	2,418	2,399	2,434	Shareholders' equity	49,115	51,675	50,314
Intangible assets	1,409	1,374	1,334	Non-controlling interests	1,031	1,119	995
Other assets	10,724	8,947	8,499	**Total equity**	**50,146**	**52,794**	51,309
Total assets	**1,086,760**	**1,078,904**	**1,020,545**	**Total liabilities and equity**	**1,086,760**	**1,078,904**	**1,020,545**

Balance sheet

In 2Q2025, ING's balance sheet rose by €8 billion to €1,087 billion, including €-13 billion of currency impacts resulting from a strengthening of the euro. The increase on the asset side of the balance sheet was mainly visible in loans and advances to banks and customer lending. Loans and advances to banks rose by €14 billion, largely reflecting higher reverse repo activity. Customer lending increased by €6 billion as strong volume growth, particularly in Retail Banking, was partly offset by currency impacts. Financial assets at fair value through P&L and financial assets at fair value through OCI each rose by €2 billion. These increases were largely offset by a €19 billion decline in cash and balances with central banks.

On the liability side of the balance sheet, financial liabilities at fair value through P&L increased by €5 billion, mainly due to higher repo volumes. Customer deposits rose by €4 billion, with continued inflows in Retail Banking, partially offset by currency impacts and a reduction in short-term client balances in Wholesale Banking's cash pooling business.

Shareholders' equity

Shareholders' equity decreased by €2,561 million in 2Q2025, reflecting the final dividend payment over 2024 of €2,152 million and the €2,000 million share buyback, which was announced on 2 May 2025 and is expected to end no later than 27 October 2025. This decrease was partly offset by the €1,675 million net result recorded in 2Q2025.

Change in shareholders' equity		
in € million	2Q2025	6M2025
Shareholders' equity beginning of period	**51,675**	**50,314**
Net result for the period	1,675	3,130
(Un)realised gains/losses fair value through OCI	261	210
Change in cashflow hedge reserve	323	494
Change in treasury shares (incl. share buyback)	-2,000	-2,057
Exchange rate differences	-630	-813
Dividend	-2,152	-2,152
Other changes	-38	-10
Total changes	**-2,561**	**-1,199**
Shareholders' equity end of period	**49,115**	**49,115**

Shareholders' equity per share was €16.48 on 30 June 2025 compared with €16.94 on 31 March 2025.

ING Press Release 2Q2025 6

Capital, Liquidity and Funding

ING Group: Capital position		
In € million	30 Jun. 2025	31 Mar. 2025
Shareholders' equity (parent)	49,115	51,675
Reserved profits not included in CET1 capital	-1,565	-2,879
Other regulatory adjustments	-3,016	-2,775
Available common equity Tier 1 capital	**44,534**	**46,021**
Additional Tier 1 securities	6,127	6,697
Regulatory adjustments additional Tier 1	104	96
Available Tier 1 capital	**50,765**	**52,814**
Supplementary capital - Tier 2 bonds	10,397	9,139
Regulatory adjustments Tier 2	65	74
Available Total capital	**61,226**	**62,027**
Risk-weighted assets	335,804	337,219
Common equity Tier 1 ratio	**13.3%**	**13.6%**
Tier 1 ratio	15.1%	15.7%
Total capital ratio	18.2%	18.4%
Leverage Ratio	**4.3%**	**4.5%**

Capital ratios

The CET1 ratio at the end of June 2025 was 13.3% compared with 13.6% for 1Q2025. This decrease mainly reflects the €2.0 billion deduction from capital for the ongoing share buyback programme (as announced on 2 May 2025). This was partially offset by the inclusion of €0.8 billion from the quarterly net profit after dividend reserving and a decline in risk-weighted assets.

The development of the Tier 1 ratio mirrors the trend in the CET1 ratio. The total capital ratio declined less than the CET1 ratio, as the reduction in Tier 1 capital was partly offset by the issuance of a €1.25 billion Green Tier 2 bond.

The leverage ratio decreased from 4.5% to 4.3% due to an increase in total assets in combination with lower Tier 1 capital.

Risk-weighted assets (RWA)

Total RWA decreased by €1.4 billion in 2Q2025.

ING Group: Composition of RWA		
In € billion	30 Jun. 2025	31 Mar. 2025
Credit RWA	276.8	275.8
Operational RWA	43.1	43.1
Market RWA	15.9	18.3
Total RWA	**335.8**	**337.2**

Excluding a €-4.2 billion FX impact, credit RWA increased by €5.2 billion in 2Q2025. This was driven by €6.4 billion of business growth, partly offset by the impact of model updates and a change in the profile of the loan book.

Operational RWA remained flat, while market RWA decreased by €2.4 billion due to hedging and FX activities.

Distribution

ING has reserved €837 million of the 2Q2025 net profit for distribution. Resilient net profit in 2Q2025, which is defined as net profit adjusted for significant items not linked to the normal course of business, was equal to net profit and amounted to €1,675 million.

In line with our distribution policy, an interim dividend over 1H2025 of €0.35 per share will be paid on 11 August 2025. This represents approximately one third of the resilient net profit for 1H2025.

On 2 May 2025, ING announced the start of a share buyback programme, under which it plans to repurchase shares of ING Group for a maximum total amount of €2.0 billion. The programme is expected to end no later than 27 October 2025. The whole amount has already been deducted from CET1 capital. At the end of 2Q2025, 40.2 million shares for a total consideration of €738 million had already been repurchased.

CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.74%. This requirement declined slightly compared with 1Q2025 (10.76%) due to a lower countercyclical buffer requirement. ING's fully loaded CET1 requirement was 10.86% at the end of 2Q2025, also two basis points lower versus 1Q2025.

ING Press Release 2Q2025 7

Capital, Liquidity and Funding

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING's MREL requirement (including buffer requirements) at the end of 2Q2025 was 29.06% of RWA and 7.32% of leverage exposure. The MREL capacity decreased in 2Q2025 due to a decline in total capital and the loss of MREL eligibility for two HoldCo Senior instruments. The decrease in MREL capacity is reflected in a lower surplus based on both leverage exposure and RWA.

The prevailing TLAC requirements (including buffer requirements) are 23.31% of RWA and 6.75% of leverage exposure.

In July 2025, the DNB notified ING of the new MREL requirement. ING's MREL requirement was reduced to 27.93% of RWA and 7.24% of leverage exposure, effective immediately.

ING Group: MREL and TLAC requirements

in € million	30 Jun. 2025	31 Mar. 2025
MREL / TLAC capacity	105,726	110,330
MREL / TLAC (as a % of RWA)	31.5%	32.7%
MREL / TLAC (as a % of leverage exposure)	8.9%	9.4%
MREL surplus based on LR requirement	**18,855**	**24,052**
MREL surplus based on RWA requirement	**8,125**	**12,257**
TLAC surplus based on LR requirement	**25,620**	**30,770**
TLAC surplus based on RWA requirement	**27,434**	**31,647**

Liquidity and funding

In 2Q2025, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased slightly to 141%.

LCR 12-month moving average

in € billion	30 Jun. 2025	31 Mar. 2025
Level 1	190.6	188.1
Level 2A	3.2	3.3
Level 2B	7.7	7.4
Total HQLA	**201.5**	**198.8**
Outflow	**243.0**	**239.2**
Inflow	**99.8**	**99.3**
LCR	**141%**	**142%**

At the end of 2Q2025, the Net Stable Funding Ratio of ING stood at 133%, which is comfortably above the regulatory minimum of 100%.

The funding mix remained largely stable in 2Q2025.

ING Group: Loan-to-deposit ratio and funding mix

	30 Jun. 2025	31 Mar. 2025
Loan-to-deposit ratio	0.93	0.93
Funding mix		
Customer deposits (private individuals)	52%	51%
Customer deposits (other)	22%	23%
Lending / repurchase agreements	6%	6%
Interbank	2%	2%
CD/CP	6%	6%
Long-term senior debt	10%	11%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position (excluding AT1) decreased by €3.4 billion versus 1Q2025. The change was caused by a combination of issuances, redemptions and FX movements.

Long-term debt maturity ladder per currency, 30 June 2025

in € billion	Total	2025	2026	2027	2028	2029	2030	>2030
EUR	78	2	8	7	10	10	10	31
USD	22	0	2	4	3	2	2	9
Other	13	1	3	2	2	2	1	3
Total	**112**	**3**	**12**	**13**	**15**	**15**	**12**	**42**

Ratings

The ratings and outlook from S&P and Fitch remained unchanged during the quarter. Moody's outlook on senior unsecured ratings changed from positive to stable.

Credit ratings of ING on 30 July 2025

	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 2Q2025 8

Risk Management

ING Group: Total credit outstandings[1]	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	30 Jun. 2025	31 Mar. 2025	30 Jun. 2025	31 Mar. 2025	30 Jun. 2025	31 Mar. 2025	30 Jun. 2025	31 Mar. 2025	30 Jun. 2025	31 Mar. 2025
Residential mortgages	360,269	354,848	28,737	28,644	8.0%	8.1%	3,270	3,256	0.9%	0.9%
of which Netherlands	126,652	123,973	15,460	14,552	12.2%	11.7%	565	527	0.4%	0.4%
of which Belgium	45,081	44,831	4,334	4,187	9.6%	9.3%	1,180	1,182	2.6%	2.6%
of which Germany	98,382	97,145	3,608	3,470	3.7%	3.6%	576	570	0.6%	0.6%
of which Rest of the world	90,154	88,899	5,336	6,435	5.9%	7.2%	949	976	1.1%	1.1%
Consumer lending	27,653	27,342	2,742	3,030	9.9%	11.1%	1,300	1,327	4.7%	4.9%
Business lending	114,743	111,644	13,665	13,620	11.9%	12.2%	3,388	3,424	3.0%	3.1%
of which business lending Netherlands	42,163	40,772	6,174	5,734	14.6%	14.1%	599	693	1.4%	1.7%
of which business lending Belgium	52,107	50,450	4,426	4,474	8.5%	8.9%	1,647	1,623	3.2%	3.2%
Other retail banking	56,188	63,010	463	484	0.8%	0.8%	218	221	0.4%	0.4%
of which retail-related treasury	50,652	57,813	8	34	0.0%	0.1%			0.0%	0.0%
Retail Banking	**558,853**	**556,844**	**45,606**	**45,778**	**8.2%**	**8.2%**	**8,176**	**8,229**	**1.5%**	**1.5%**
Lending	152,688	159,145	16,582	16,958	10.9%	10.7%	3,593	4,100	2.4%	2.6%
Daily Banking & Trade Finance	61,173	56,336	3,308	3,386	5.4%	6.0%	538	575	0.9%	1.0%
Financial Markets	8,941	9,699	1432	1731	16.0%	17.8%			0.0%	0.0%
Treasury & Other	29,599	42,773	378	322	1.3%	0.8%	118	124	0.4%	0.3%
Wholesale Banking	**252,401**	**267,953**	**21,700**	**22,397**	**8.6%**	**8.4%**	**4,250**	**4,800**	**1.7%**	**1.8%**
Total loan book	**811,254**	**824,797**	**67,307**	**68,175**	**8.3%**	**8.3%**	**12,426**	**13,029**	**1.5%**	**1.6%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Credit risk management

Total credit outstandings declined in 2Q2025 following a decrease in cash and balances with central banks (reflected in Treasury), as well as in Wholesale Banking Lending (partly explained by currency movements). This was partially offset by a continued increase in residential mortgages and business lending.

Stage 2 credit outstandings declined, primarily in residential mortgages in the rest of the world (due to a shift of exposures to Stage 1) and in Wholesale Banking Lending (reflecting improvements in the watchlist portfolio). This was partially offset by an increase in residential mortgages in the Netherlands, triggered by model refinements.

The stock of provisions decreased slightly due to lower Stage 3 provisions. The Stage 3 coverage ratio rose to 34.1% from 33.7% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]			
in € million	30 Jun. 2025	31 Mar. 2025	Change
Stage 1 - 12-month ECL	439	421	18
Stage 2 - Lifetime ECL not credit impaired	1,247	1,210	37
Stage 3 - Lifetime ECL credit impaired[2]	4,259	4,408	-149
Total	**5,945**	**6,039**	**-94**

[1] At the end of June 2025, the stock of provisions included provisions for loans and advances to customers (€5,771 million), loans and advances to central banks (€11 million), loans and advances to banks (€18 million), financial assets at FVOCI (€17 million), securities at amortised cost (€12 million) and ECL provisions for off-balance-sheet exposures (€116 million) recognised as liabilities.
[2] Stage 3 includes purchased originated credit impaired (POCI).

ING Press Release 2Q2025 9

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account								
In € million	2Q2025	2Q2024	Change	1Q2025	Change	6M2025	6M2024	Change
Profit or loss								
Commercial net interest income	2,808	2,889	-2.8%	2,787	0.8%	5,595	5,784	-3.3%
Other net interest income	-42	-16		-16		-58	23	-352.2%
Net interest income	2,766	2,874	-3.8%	2,772	-0.2%	5,538	5,807	-4.6%
Net fee and commission income	762	678	12.4%	760	0.3%	1,522	1,325	14.9%
Investment income	6	11	-45.5%	6	0.0%	12	16	-25.0%
Other income	298	301	-1.0%	253	17.8%	551	473	16.5%
Total income	**3,832**	**3,863**	**-0.8%**	**3,791**	**1.1%**	**7,623**	**7,620**	**0.0%**
Expenses excl. regulatory costs	1,854	1,877	-1.2%	1,851	0.2%	3,705	3,627	2.2%
Regulatory costs	66	70	-5.7%	322	-79.5%	388	392	-1.0%
Operating expenses	**1,921**	**1,947**	**-1.3%**	**2,173**	**-11.6%**	**4,093**	**4,019**	**1.8%**
Gross result	**1,911**	**1,916**	**-0.3%**	**1,619**	**18.0%**	**3,530**	**3,601**	**-2.0%**
Addition to loan loss provisions	210	98	114.3%	175	20.0%	385	264	45.8%
Result before tax	**1,701**	**1,818**	**-6.4%**	**1,444**	**17.8%**	**3,145**	**3,338**	**-5.8%**
Key financial metrics								
Net core lending growth (in € billion)	11.3	8.7		8.6		19.9	12.4	
Net core deposits growth (in € billion)	8.9	9.0		17.0		25.9	18.2	
Cost/income ratio	50.1%	50.4%		57.3%		53.7%	52.7%	
Risk costs in bps of average customer lending	17	8		14		15	11	
Return on equity based on 12.5% CET1[1]	23.3%	26.8%		20.4%		21.9%	24.7%	
Risk-weighted assets (end of period, in € billion)	169.5	159.4	6.3%	168.7	0.5%	169.5	159.4	6.3%

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

Retail Banking

Retail Banking continued to deliver strong growth in 2Q2025. The number of mobile primary customers increased by 309,000, and there was sustained growth in customer balances and fee income.

Net core lending growth was significant during this quarter, reaching €11.3 billion. The majority of this expansion — €7.2 billion — was driven by residential mortgages, particularly in the Netherlands, Australia, and Germany. Additional progress was made in expanding our business and consumer lending portfolios.

Net core deposits growth was €8.9 billion, with the Netherlands and Italy contributing the most. This growth was partly supported by seasonal inflows related to holiday allowance payments during the quarter.

Commercial net interest income edged higher quarter-on-quarter, supported by increased lending and deposit volumes. This more than offset a modest decline in savings margins due to temporary promotional rates, while average lending margins remained stable. Year-on-year, commercial net interest income declined, reflecting the normalisation of liability margins.

Other net interest income increased compared with 2Q2024, which had included a €-39 million impact from the Polish mortgage moratorium. Sequentially, other net interest income declined due to Treasury, which was more than offset by a rise in other income.

Fee income increased versus the already strong first quarter, which had benefited from very high investment product fees amid heightened customer trading activity in volatile markets. Slightly lower fee income from investment products was more than offset by growth in daily banking and lending fees. Compared with 2Q2024, fee income rose 12%, primarily driven by higher contributions from investment products and daily banking. This reflects the positive impact of a growing number of primary customers and investment account holders, alongside growth in assets under management and higher package fees.

Operating expenses, excluding regulatory costs, declined slightly year-on-year. The effects of CLA increases, salary indexation, and ongoing investments in business growth were offset by lower restructuring and legal provisions. Sequentially, expenses excluding regulatory costs remained flat, supported by reduced third-party staff costs and a stronger euro.

Risk costs amounted to €210 million, equivalent to 17 basis points of average customer lending. These net additions were primarily related to business and consumer lending, while mortgage-related risk costs remained low.

ING Press Release 2Q2025 10

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account										
	Retail Banking Netherlands					Retail Banking Belgium				
In € million	2Q2025	2Q2024	1Q2025	6M2025	6M2024	2Q2025	2Q2024	1Q2025	6M2025	6M2024
Profit or loss										
Commercial net interest income	921	908	881	1,803	1,803	415	470	416	831	948
Other net interest income	-152	-160	-143	-295	-269	29	58	26	55	104
Net interest income	769	748	739	1,508	1,534	443	528	442	886	1,052
Net fee and commission income	283	263	257	540	513	163	158	176	339	306
Investment income	2	3	2	4	6	0	4	0	0	6
Other income	209	225	190	399	370	36	21	37	73	37
Total income	**1,263**	**1,238**	**1,188**	**2,451**	**2,423**	**643**	**712**	**655**	**1,298**	**1,402**
Expenses excl. regulatory costs	498	499	483	981	982	382	418	386	769	805
Regulatory costs	0	21	0	0	41	0	-28	226	226	175
Operating expenses	**498**	**520**	**483**	**981**	**1,023**	**382**	**391**	**613**	**995**	**980**
Gross result	**765**	**718**	**705**	**1,470**	**1,400**	**260**	**321**	**42**	**302**	**422**
Addition to loan loss provisions	51	-26	21	72	-43	36	22	40	76	65
Result before tax	**714**	**744**	**683**	**1,398**	**1,443**	**224**	**299**	**2**	**226**	**357**
Key financial metrics										
Net core lending growth (in € billion)	4.1	1.7	4.4	8.5	3.4	1.8	3.1	0.0	1.7	3.4
Net core deposits growth (in € billion)	5.1	4.8	0.2	5.2	1.4	1.0	1.9	-0.3	0.7	2.4
Cost/income ratio	39.4%	42.0%	40.7%	40.0%	42.2%	59.5%	54.9%	93.6%	76.7%	69.9%
Risk costs in bps of average customer lending	12	-7	5	9	-6	15	9	16	15	14
Return on equity based on 12.5% CET1[1]	31.0%	34.2%	31.2%	31.1%	33.4%	15.0%	20.2%	-0.3%	7.3%	11.5%
Risk-weighted assets (end of period, in € billion)	53.3	51.9	52.9	53.3	51.9	35.7	34.5	35.8	35.7	34.5

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

Retail Netherlands

Commercial net interest income rose both year-on-year and sequentially, driven by strong volume growth. This was complemented by an increased liability margin compared with 1Q2025. The combined contribution from other net interest income and other income — both primarily linked to Treasury — remained broadly stable.

Fee income increased year-on-year, driven by higher fees for daily banking services and a rise in assets under management. Sequentially, the increase in fee income was largely attributable to daily banking.

Net core lending growth was again strong at €4.1 billion. This growth was driven by a further increase in mortgages combined with an expansion of the business lending and consumer lending portfolios. Net core deposits growth was €5.1 billion, including a seasonal impact of holiday allowance payments.

Expenses included €14 million in incidental restructuring costs. Adjusted for this and also excluding regulatory costs, expenses declined 3.0% year-on-year and were flat sequentially, mainly due to savings on external staffing and a decline in FTEs this quarter. No regulatory costs were recorded in the first half of 2025, as no contribution to the deposit guarantee scheme was required.

Risk costs totalled €51 million in 2Q2025, equivalent to 12 basis points of average customer lending.

Retail Belgium (including Luxembourg)

Commercial net interest income remained broadly stable quarter-on-quarter across both lending and liability products. Year-on-year, commercial net interest income declined due to a lower liability margin, which had narrowed during the second half of 2024. Other net interest income from Treasury declined year-on-year, although this was largely offset by an increase in other income.

Fee income rose year-on-year but declined sequentially as the prior quarter had included higher entrance fees for investment products following a successful campaign in 4Q2024.

Net core lending growth was €1.8 billion, with business lending contributing €1.5 billion (mainly reflecting higher balances for one large client) and residential mortgages €0.3 billion. Net core deposits growth amounted to €1.0 billion, benefiting from a seasonal inflow related to holiday allowances.

Expenses included €8 million of restructuring costs compared with €34 million recorded in 2Q2024. Expenses excluding regulatory costs and these one-off items declined both year-on-year and sequentially, as the effects of automatic salary indexation were more than offset by reductions in FTEs and savings on IT and accommodation expenses.

No regulatory costs were recorded this quarter. By contrast, 2Q2024 had included a positive adjustment to the costs for the deposit guarantee scheme (DGS), while the previous quarter reflected contributions to the DGS and the Belgian bank tax.

Risk costs amounted to €36 million in 2Q2025, primarily related to consumer and business lending, and were equal to 15 basis points of average customer lending.

ING Press Release 2Q2025 11

Retail Banking: Consolidated profit or loss account Retail Banking Other Retail Banking Germany 6M2024 6M2025 1Q2025 2Q2024 2Q2025 6M2024 6M2025 1Q2025 2Q2024 2Q2025 In € million Profit or loss 1,790 1,847 920 913 927 1,242 1,115 569 598 545 Commercial net interest income 94 82 48 22 34 94 100 53 64 47 Other net interest income 1,884 1,929 968 935 961 1,337 1,215 622 662 592 Net interest income 293 356 180 149 176 212 287 147 107 139 Net fee and commission income 3 5 1 2 4 1 3 2 1 0 Investment income 117 160 73 61 87 - 51 - 80 - 46 - 5 - 34 Other income 2,297 2,449 1,222 1,148 1,227 1,498 1,425 726 765 699 Total income 1,252 1,300 644 664 656 588 655 337 296 318 Expenses excl. regulatory costs 136 136 83 57 53 40 25 12 20 13 Regulatory costs 1,388 1,436 727 721 709 628 680 350 316 331 Operating expenses 909 1,013 495 427 518 871 745 377 449 368 Gross result 176 159 78 77 81 65 77 35 26 42 Addition to loan loss provisions 733 854 417 350 437 805 667 342 424 325 Result before tax Key financial metrics 3.9 6.4 2.8 3.0 3.7 1.7 3.2 1.5 1.0 1.8 Net core lending growth (in € billion) 4.6 5.7 1.8 1.4 3.9 9.8 14.2 15.3 0.8 - 1.1 Net core deposits growth (in € billion) 60.4% 58.6% 59.5% 62.8% 57.8% 41.9% 47.8% 48.1% 41.3% 47.4% Cost/income ratio 32 27 26 27 27 13 14 13 10 15 Risk costs in bps of average customer lending 19.4% 20.3% 19.8% 18.3% 20.7% 35.0% 26.0% 27.8% 36.5% 24.3% Return on equity based on 12.5% CET1 1) 47.7 52.7 51.7 47.7 52.7 25.2 27.7 28.3 25.2 27.7 Risk - weighted assets (end of period, in € billion) ING Press Release 2Q2025 12 1) Annualised after - tax return divided by average equity based on 12.5% of RWA. Retail Germany Commercial net interest income decreased year - on - year and sequentially, mainly due to the full - quarter impact of the temporary bonus rates offered during the successful promotional savings campaign that ran in the first quarter. The year - on - year decline in other net interest income and other income was attributable to Treasury. Fee income increased significantly year - on - year, supported by growth in the customer base, higher fees from daily banking services, and a higher number of investment product trades. Sequentially, fee income declined, reflecting a slowdown in investment trading activity following an exceptionally strong previous quarter. Net core lending growth in 2Q2025 was €1.8 billion, with mortgages remaining the key driver of growth. Core deposits (excluding Treasury deposits) experienced a modest decline, following the substantial inflows recorded in the first quarter. Expenses excluding regulatory costs increased year - on - year, mainly due to annual salary increases, coupled with investments in business growth and scalability. Sequentially, expenses excluding regulatory costs declined, as the previous quarter had included a €10 million legal provision, €6 million in restructuring costs and higher customer acquisition expenses to support the aforementioned campaign. Risk costs amounted to €42 million, predominantly related to consumer lending, and were 15 basis points of average customer lending. Retail Other Commercial net interest income increased both year - on - year and sequentially, supported by sustained growth in lending and deposit volumes. This was partially offset by foreign exchange impacts as the euro strengthened against other currencies in 2Q2025. Other net interest income declined sequentially — offset by a corresponding rise in other income — but improved year - on - year, as 2Q2024 had included a € - 39 million impact from the Polish mortgage moratorium. Fee income rose 18% year - on - year, driven by daily banking and investment products. In daily banking, this was supported by an increase in the number of primary customers and transaction volumes. The uplift in investment product fees was driven by net inflows and an increase in trading activity. Sequentially, fee income edged down slightly due to foreign exchange impacts. Net core lending growth reached a record €3.7 billion in 2Q2025. This was led by a €2.9 billion increase in the mortgage portfolio — primarily in Australia, Poland, Spain, and Italy — alongside continued growth in business and consumer lending. Net core deposits growth amounted to €3.9 billion, largely reflecting strong net inflows in Italy following a successful savings campaign, and in Spain, where seasonal holiday allowance payments contributed positively. Expenses excluding regulatory costs declined year - on - year as 2Q2024 had included a €35 million legal provision. Adjusted for this, expenses increased both year - on - year and sequentially, reflecting inflationary pressures and investments in future business growth, partially offset by foreign exchange movements. Risk costs amounted to €81 million (27 basis points of average customer lending), with net additions primarily in Poland and Spain. Segment Reporting: Retail Banking

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account								
In € million	2Q2025	2Q2024	Change	1Q2025	Change	6M2025	6M2024	Change
Profit or loss								
Commercial net interest income	964	1,027	-6.1%	1,007	-4.3%	1,971	2,030	-2.9%
Other net interest income	-296	-132		-263		-559	-293	
Net interest income	668	896	-25.4%	744	-10.2%	1,412	1,737	-18.7%
Net fee and commission income	360	322	11.8%	336	7.1%	696	676	3.0%
Investment income	3	3	0.0%	2	50.0%	4	5	-20.0%
Other income	662	611	8.3%	678	-2.4%	1,340	1,161	15.4%
Total income	**1,694**	**1,831**	**-7.5%**	**1,758**	**-3.6%**	**3,452**	**3,580**	**-3.6%**
of which:								
Lending	780	836	-6.7%	785	-0.6%	1,565	1,667	-6.1%
Daily Banking & Trade Finance	463	482	-3.9%	495	-6.5%	958	982	-2.4%
Financial Markets	371	356	4.2%	415	-10.6%	787	739	6.5%
Treasury & Other	79	157	-49.7%	64	23.4%	142	192	-26.0%
Total income	**1,694**	**1,831**	**-7.5%**	**1,758**	**-3.6%**	**3,452**	**3,580**	**-3.6%**
Expenses excl. regulatory costs	980	803	22.0%	871	12.5%	1,850	1,608	15.0%
Regulatory costs	12	17	-29.4%	39	-69.2%	51	54	-5.6%
Operating expenses	**991**	**821**	**20.7%**	**910**	**8.9%**	**1,901**	**1,662**	**14.4%**
Gross result	**702**	**1,011**	**-30.6%**	**848**	**-17.2%**	**1,551**	**1,918**	**-19.1%**
Addition to loan loss provisions	89	202	-55.9%	138	-35.5%	227	295	-23.1%
Result before tax	**614**	**809**	**-24.1%**	**710**	**-13.5%**	**1,324**	**1,623**	**-18.4%**
Key financial metrics								
Net core lending growth (in € billion)	4.1	-1.0		-1.8		2.3	-0.5	
Net core deposits growth (in € billion)	-2.7	5.7		5.6		2.9	10.0	
Cost/income ratio	58.5%	44.8%		51.8%		55.1%	46.4%	
Income over average risk-weighted assets (in bps)[1)]	454	477		466		460	471	
Risk costs in bps of average customer lending	19	42		29		24	31	
Return on equity based on 12.5% CET1[2)]	10.5%	13.1%		10.5%		10.5%	12.8%	
Risk-weighted assets (end of period, in € billion)	148.5	156.3	-5.0%	149.7	-0.8%	148.5	156.3	-5.0%

1) Annualised total income divided by average RWA.
2) Annualised after-tax return divided by average equity based on 12.5% of RWA.

Amid the ECB's rate cuts and ongoing geopolitical uncertainty, as well as currency volatility, Wholesale Banking income held up well this quarter. Fee income increased significantly, both year-on-year and sequentially, reflecting our strategic focus on diversifying our income profile. Commercial net interest income declined, mainly due to margin compression in Payments & Cash Management (PCM). Our disciplined capital management, along with lower risk costs, helped maintain a stable return on equity quarter-on-quarter of 10.5%.

This quarter's results were impacted by a total of €90 million in restructuring costs, including a provision of €85 million for a restructuring of the workforce, resulting in 230 redundancies. These organisational changes are aimed at making our teams fit for the future. In contrast, 2Q2024 had benefited from a €23 million release of a provision in operating expenses and €50 million in one-off income items. Expenses, excluding regulatory costs and incidental costs, rose 2.2% sequentially. Year-on-year, the increase was higher due to wage inflation and investments in business growth, including multi-year initiatives to further enhance the digital customer experience and the scalability of our systems.

Risk costs declined significantly, both year-on-year and sequentially, with a limited inflow of newly defaulted files.

Net core lending growth in the quarter was €4.1 billion, driven by strong momentum in Working Capital Solutions and in short-term trade-related financing. Long-term corporate loan volumes declined, reflecting delayed investment decisions by clients amid ongoing market uncertainty, as well as our continued focus on optimising capital allocation.

We continued to attract deposits through successful initiatives in PCM and Money Markets. However, this was more than offset by lower short-term client balances in our cash pooling business, leading to a net decline of €2.7 billion in core deposits.

Lending income remained relatively stable quarter-on-quarter, as strong fee income (up 22% compared with 1Q2025) helped mitigate the adverse FX impact. The higher deal flow that led to the rise in fee income demonstrates the relevance of our advisory capabilities. Year-on-year, a more cautious investment climate and margin pressure, as well as negative currency effects, impacted interest income.

Income from Daily Banking & Trade Finance decreased year-on-year, as volume growth across all products and higher fee income was more than offset by lower interest margins in PCM. Sequentially, income declined due to margin compression in PCM and softer results in Trade & Commodity Finance due to lower oil prices, while 1Q2025 had included stronger results from our cash pooling business.

Financial Markets posted higher income year-on-year, as we continued to support our clients in turbulent times (as also reflected in higher issuance activity in Global Capital Markets), while in trading, we capitalised on increased market volatility, particularly in Forex. Sequentially, income declined from the seasonally high first quarter.

ING Press Release 2Q2025 13

ING Press Release 2Q2025 14 Income from Treasury & Other increased sequentially, mainly from positive revaluations in Corporate Investments. Year - on - year, a stronger Corporate Finance performance was offset by lower Treasury results and €50 million of one - offs included in 2Q2024 (€+70 million one - off income and a € - 20 million revaluation in Corporate Investments). Segment Reporting: Wholesale Banking

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account						
	Total Corporate Line			of which IAS 29 impact[1]		
In € million	2Q2025	2Q2024	1Q2025	2Q2025	2Q2024	1Q2025
Profit or loss						
Commercial net interest income	0	0	0	0	0	0
Other net interest income	102	61	107	-3	10	2
Net interest income	102	61	107	-3	10	2
Net fee and commission income	0	-1	-2	-1	1	0
Investment income	12	3	20	0	0	0
Other income	63	-41	-38	-18	-36	-31
Total income	**177**	**22**	**88**	**-21**	**-26**	**-29**
of which:						
Foreign currency ratio hedging	191	129	152	0	0	0
Asian stakes	30	26	67	0	0	0
Other Corporate Line	-44	-133	-132	-21	-26	-29
Total income	**177**	**22**	**88**	**-21**	**-26**	**-29**
Expenses excl. regulatory costs	122	80	117	-2	7	4
Regulatory costs	0	0	0	0	0	0
Operating expenses	**122**	**80**	**117**	**-2**	**7**	**4**
Gross result	**55**	**-58**	**-30**	**-19**	**-33**	**-33**
Addition to loan loss provisions	0	0	0	0	0	0
Result before tax	**55**	**-58**	**-30**	**-19**	**-33**	**-33**

[1] Hyperinflation accounting (IAS 29) became applicable for ING's subsidiary in Türkiye in 2022.

In March 2025, ING had increased its equity stake in Van Lanschot Kempen to 9.9%, by acquiring an additional 7.2%. The transaction also included a further stake increase, which was subject to regulatory approval. As of 24 July 2025, ING holds a 20.3% stake in Van Lanschot Kempen, after having received regulatory approval. The results from this stake are recorded in Corporate Line.

Total income in Corporate Line increased significantly, both year-on-year and sequentially, supported by higher income from foreign currency ratio hedging and from our stake in Van Lanschot Kempen (reflecting a positive revaluation of the derivative for the forward purchase of a stake in Van Lanschot Kempen, as well as a €12 million dividend). In comparison, income in 1Q2025 had included a €39 million interim dividend from our stake in the Bank of Beijing.

Operating expenses increased slightly versus the previous quarter due to restructuring costs and were higher than in 2Q2024, which had benefited from a VAT refund.

ING Press Release 2Q2025 15

Use of alternative performance measures

Our reported results are presented in accordance with IFRS accounting standards as detailed in our annual report. In addition, in the discussion of our business performance, we use a number of alternative performance measures, including commercial net interest income and net core lending and deposits growth.

We consider commercial net interest income, and the derived commercial net interest margin, as useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or on total income level (including Financial Markets and Treasury). It also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios.

The following tables show how the alternative performance measures can be reconciled to the reported results.

Reconciliation commercial net interest income (NII)

	2Q2025	2Q2024	Change	1Q2025	Change	6M2025	6M2024	Change
Net interest income (IFRS)	**3,536**	**3,830**	**-7.7%**	**3,622**	**-2.4%**	**7,159**	**7,655**	**-6.5%**
Exclude: Other NII (excl. significant volatile items)[1]	-236	-118		-172		-407	-190	
Exclude: Significant volatile items[2]		31					31	
Commercial net interest income	**3,772**	**3,917**	**-3.7%**	**3,794**	**-0.6%**	**7,566**	**7,814**	**-3.2%**
Of which: Lending net interest income[3]	2,113	2,138	-1.2%	2,109	0.2%	4,222	4,240	-0.4%
Of which: Liability net interest income[4]	1,659	1,779	-6.7%	1,685	-1.5%	3,344	3,574	-6.4%

1) Other NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.
2) Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. For the years 2024 and 2025, it includes a €-51 million impact from the pay-out of incentives in Germany (4Q2024), €-39 million for the Polish mortgage moratorium (2Q2024) and a €+70 million one-off in Wholesale Banking (2Q2024).
3) Lending NII includes the NII on mortgages, consumer lending, business lending, wholesale lending, working capital solutions and trade finance services. The NII is net, i.e., after internal funds transfer pricing.
4) Liability NII includes the NII on savings, deposits and current accounts. It excludes the NII on deposits in the Financial Markets and Treasury portfolios. The NII is net, i.e., after internal funds transfer pricing.

Reconciliation net core lending growth 2Q2025

	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer lending (IFRS) - 2Q2025	**694.7**	**171.9**	**99.8**	**113.3**	**120.7**	**188.8**	**0.3**
Customer lending (IFRS) - 1Q2025	688.5	168.0	98.0	111.7	119.7	190.8	0.2
Customer lending growth	**6.2**	**3.9**	**1.8**	**1.6**	**1.0**	**-2.0**	**0.0**
Exclude: FX impact	-7.7				-2.0	-5.7	
Exclude: Movements in Treasury, run-off portfolios and other	-1.4	-0.3	0.0	-0.2	-0.6	-0.4	0.0
Net core lending growth[1]	**15.4**	**4.1**	**1.8**	**1.8**	**3.7**	**4.1**	**-**

1) Net core lending growth represents the development in loans and advances to customers excluding provision for loan losses, adjusted for currency impacts, Treasury and run-off portfolios.

Reconciliation net core deposits growth 2Q2025

	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer deposits (IFRS) - 2Q2025	**738.1**	**218.3**	**98.0**	**165.5**	**169.0**	**87.2**	**-**
Customer deposits (IFRS) - 1Q2025	733.7	215.2	97.0	166.4	164.5	90.6	
Customer deposits growth	**4.4**	**3.1**	**1.0**	**-0.9**	**4.6**	**-3.4**	**-**
Exclude: FX impact	-3.0				-2.3	-0.7	
Exclude: Movements in Treasury, run-off portfolios and other	1.2	-2.0	0.0	0.2	3.0	0.0	
Net core deposits growth[1]	**6.2**	**5.1**	**1.0**	**-1.1**	**3.9**	**-2.7**	**-**

1) Net core deposits growth represents the development in customer deposits, adjusted for currency impacts, Treasury and run-off portfolios.

ING Press Release 2Q2025 16

Share information					
	2Q2025	1Q2025	4Q2024	3Q2024	2Q2024
Shares (in millions, end of period)					
Shares outstanding	2,980.8	3,050.2	3,096.3	3,161.7	3,239.7
Average number of shares outstanding	3,012.5	3,071.5	3,130.0	3,200.6	3,275.4
Treasury shares	166.6	97.2	51.1	141.7	63.7
Share price (in euros)					
End of period	18.63	17.99	15.13	16.27	15.96
High	19.15	18.87	16.16	17.09	16.57
Low	15.10	15.06	14.44	14.78	14.67
Net result per share (in euros)	0.56	0.47	0.37	0.59	0.54
Shareholders' equity per share (end of period in euros)	16.48	16.94	16.25	16.22	15.48
Dividend per share (in euros)	0.35	-	0.71	-	0.35
Price/earnings ratio[1]	9.4	9.1	7.7	7.9	7.9
Price/book ratio	1.13	1.06	0.93	1.00	1.03

[1] Four-quarter rolling average.

Financial calendar	
Ex-date for interim dividend 2025 (Euronext Amsterdam)[1]	Monday 4 August 2025
Record date for interim dividend 2025 entitlement (Euronext Amsterdam)[1]	Tuesday 5 August 2025
Record date for interim dividend 2025 entitlement (NYSE)[1]	Monday 11 August 2025
Payment date for interim dividend 2025 (Euronext Amsterdam)[1]	Monday 11 August 2025
Payment date for interim dividend 2025 (NYSE)[1]	Monday 25 August 2025
Publication results 3Q2025	Thursday 30 October 2025
Publication results 4Q2025	Thursday 29 January 2026
Publication 2025 ING Group Annual Report	Thursday 26 February 2026
2025 Annual General Meeting	Monday 13 April 2026

[1] Only if any dividend is paid — All dates are provisional

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 100 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. Our policies and actions are assessed by independent research and ratings providers, which give updates on them annually. ING's ESG rating by MSCI was reconfirmed by MSCI as 'AA' in August 2024 for the fifth year. As of June 2025, in Sustainalytics' view, ING's management of ESG material risk is 'Strong' with an ESG risk rating of 18.0 (low risk).
ING Group shares are also included in major sustainability and ESG index products of leading providers. Here are some examples: Euronext, STOXX, Morningstar and FTSE Russell.

Further information

For more on results publications, go to the quarterly results publications page on www.ing.com.

For more on investor information, go to www.ing.com/investors.

For news updates, go to the newsroom on www.ing.com or via X (@ING_news feed).

For ING photos such as board members, buildings, go to Flickr.

ING Press Release 2Q2025 17

ING Press Release 2Q2025 18 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2024 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG - related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.